# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eikon Therapeutics, Inc., CIK 0001861123
CUSIP: 282564103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 230 Harriet Tubman Way, Millbrae, California (CA), 94030
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001720215

## Reporting persons
- Innovation Endeavors III LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,723,226; sole dispositive power 0; shared dispositive power 2,723,226; aggregate amount beneficially owned 2,723,226 (5% of the class)
- Innovation Endeavors III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,723,226; sole dispositive power 0; shared dispositive power 2,723,226; aggregate amount beneficially owned 2,723,226 (5% of the class)
- Innovation Endeavors IV LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 498,474; sole dispositive power 0; shared dispositive power 498,474; aggregate amount beneficially owned 498,474 (0.9% of the class)
- Innovation Endeavors IV GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 498,474; sole dispositive power 0; shared dispositive power 498,474; aggregate amount beneficially owned 498,474 (0.9% of the class)
- Innovation Endeavors ET SPV LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 147,819; sole dispositive power 0; shared dispositive power 147,819; aggregate amount beneficially owned 147,819 (0.3% of the class)
- Innovation Endeavors ET SPV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 147,819; sole dispositive power 0; shared dispositive power 147,819; aggregate amount beneficially owned 147,819 (0.3% of the class)

## Item 1. Issuer
Name of issuer: Eikon Therapeutics, Inc.
Address of issuer's principal executive offices: 230 Harriet Tubman Way, Millbrae, CA, 94030.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Innovation Endeavors III LP ("IE III LP")
Innovation Endeavors III GP, LLC ("IE III GP")
Innovation Endeavors IV LP ("IE IV LP")
Innovation Endeavors IV GP, LLC ("IE IV GP")
Innovation Endeavors ET SPV LP ("IE ET SPV")
Innovation Endeavors ET SPV GP LLC ("IE ET GP")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence: 1845 El Camino Real, Palo Alto, CA 94306
Citizenship:
IE III LP Cayman Islands
IE III GP Cayman Islands
IE IV LP Delaware
IE IV GP Delaware
IE ET SPV Delaware
IE ET GP Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 2,723,226 shares of common stock directly held by IE III LP; (ii) 498,474 shares of common stock directly held by IE IV LP; and (iii) 147,819 shares of common stock directly held by IE ET SPV.

IE III GP is the general partner of IE III LP and shares voting and investment authority over the shares held by IE III LP.

IE IV GP is the general partner of IE IV LP and shares voting and investment authority over the shares held by IE IV LP.

IE ET GP is the general partner of IE ET SPV and shares voting and investment authority over the shares held by IE ET SPV.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of common stock of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference. The percentage set forth in each row 11 is based upon 54,138,555 shares of common stock outstanding as of March 17, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 30, 2026. Collectively, the Reporting Persons beneficially owned an aggregate of 6.2% of the outstanding common stock of the Issuer as of March 31, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of March 31, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Innovation Endeavors III LP: /s/ Dror Berman, By Innovation Endeavors III GP, LLC, its General Partner, By Dror Berman, Managing Member (05/15/2026)
- Innovation Endeavors III GP, LLC: /s/ Dror Berman, By Dror Berman, Managing Member (05/15/2026)
- Innovation Endeavors IV LP: /s/ Dror Berman, By Innovation Endeavors IV GP, LLC, its General Partner, By Dror Berman, Managing Member (05/15/2026)
- Innovation Endeavors IV GP, LLC: /s/ Dror Berman, By Dror Berman, Managing Member (05/15/2026)
- Innovation Endeavors ET SPV LP: /s/ Dror Berman, By Innovation Endeavors ET SPV GP LLC, its General Partner, By Dror Berman, Managing Member (05/15/2026)
- Innovation Endeavors ET SPV GP LLC: /s/ Dror Berman, By Dror Berman, Managing Member (05/15/2026)